CONFIDENTIAL TREATMENT REQUESTED(1)

October 21, 2013

By EDGAR Correspondence

Mr. Patrick Gilmore

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, D.C. 20549

RE:                    Scientific Games Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 12, 2013

File No. 000-13063

Dear Mr. Gilmore:

Reference is made to the letter dated October 8, 2013 (the “Comment Letter”) to Mr. Jeffrey B. Johnson, Chief Accounting Officer of Scientific Games Corporation (the “Company,” “our” or “we”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the filing referenced above.

This letter sets forth the Company’s responses to the Staff’s comments. For the convenience of the Staff, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

*  *  *  *  *

(1)  Note: Confidential treatment has been requested with respect to the information contained within the [***] marking.  Such portions have been omitted from this filing and have been filed separately with the Commission.

Consolidated Financial Statements

Note (2) Business and Geographic Segments, page 85

1.              In your response to prior comment 3 you indicate that gross margins for the operating segments within your reportable segments are similar and you believe that they will continue to have comparable long-term gross margins. Please provide us with the quantitative analysis that supports your conclusion that the operating segments that are aggregated are economically similar. See ASC 280-10-50-11.

In accordance with ASC 280-10-50-11, we analyzed the following quantitative factors for each operating segment to determine if they were economically similar: (1) the average of annual gross margins for the four years ended December 31, 2008 through December 31, 2011; (2) the actual gross margins for the year ended December 31, 2012; and (3) the projected gross margins for the year ending December 31, 2013. Note that for the purposes of reviewing the operating results of our business and analyzing our operating segments discussed in this response, we calculate gross margin as revenue less cost of revenue, exclusive of depreciation and amortization (“gross margin”).  We also considered several qualitative factors in determining our operating segments.  A summary of our quantitative factors analysis is included below.

Printed Products Reportable Segment

The Printed Products operating segment manufactures and sells instant lottery tickets and provides lotteries with related cooperative service programs.  Our Licensed Properties operating segment provides licensed branded lottery tickets and other promotional lottery products.  Based on the operating segment analysis summarized above, the gross margins of the Printed Products and Licensed Properties operating segments are similar. We believe these operating segments will continue to have long-term similar gross margins because of the similarities in the nature of their products and services, their production processes and distribution methods, their customers and the regulatory environment in which they operate.

(2)  Note: Confidential treatment has been requested with respect to the information contained within the [***] marking.  Such portions have been omitted from this filing and have been filed separately with the Commission.

As indicated in our prior response, the Licensed Properties operating segment is not material to the consolidated Company.

Lottery Systems Reportable Segment

As noted in our prior response, the U.S. Lottery Systems, International Lottery Systems (“ILS”), China Lottery, and Video Systems operating segments provide similar products and services, generally comprised of a central system, customized terminal software, software support, field service support, hardware and communication services. The products and services provided by these operating segments have similar customers, and share common hardware components, field service technicians, systems technology, and intellectual property.

Based on our segment analysis summarized above, we note that the gross margins of the U.S. Lottery Systems and ILS operating segments are similar for all periods presented.  The Video Systems operating segment gross margins are also similar.  Our Video Systems operating segment primarily provides video lottery terminal central monitoring and control systems to regulators.  Our video lottery systems are an extension of the existing lottery systems technology. The gross margins of the Video Systems operating segment (while slightly higher in 2012) are expected to continue to be economically similar to the gross margins of our U.S. Lottery Systems and ILS operating segments over the long-term as the nature of their products, services and customers are similar. As indicated in our prior response, our Video Systems operating segment is not material to the consolidated Company.

The operations of the China Lottery operating segment are similar to the operations of our other Lottery Systems operating segments. The China Lottery operating segment primarily consists of our agreement to be the exclusive provider of the instant ticket validation system for the Chinese Sports Lottery (the “CSL”).  The lottery point of sale terminals are all connected to a central data communication system.  This instant ticket validation system was developed by our ILS engineers.

Although on its face the gross margins of the China Lottery operating segment do not appear to be economically similar to the gross margins of our other Lottery Systems operating segments, it should be noted that the instant ticket validation system was provided to the CSL on a stand-alone basis.  By contrast, in jurisdictions outside of China, our systems technology is generally sold as part of a bundled service offering (including transaction processing software, instant ticket validation systems, and related systems hardware). The instant ticket validation system portion of our lottery systems service offering requires de minimis capital or operating expenses relative to other components of the bundled lottery systems offering.  To compare like for like quantitative metrics, the Company evaluated the gross margin contribution from the instant ticket validation system component of the U.S. bundled lottery service offering for all state lottery contracts for which we provide instant ticket validation systems.  We selected the U.S. contracts for comparison because they are structured similarly to our China contract in that we are compensated on a participation basis (as a percentage of revenue earned by the lottery) over a multi-year term.  Based on this analysis, the Company determined that the margin contribution from the instant ticket validation system component of the bundled service offering over a five year historical period ranged from [***]

to [***].(3)  This “pure” instant ticket validation margin is in line with the China Lottery operating segment’s margin. The Company believes that each of the operating segments will continue to have comparable long-term gross margins because of the similarities in the nature of products and services, production processes, methods to distribute the products and services, and the customers. As indicated in our prior response, the China Lottery operating segment is not material to the consolidated Company.

We believe aggregation of these operating segments is most beneficial to users of our financial statements given the quantitative and qualitative similarities of each of these operating segments.

Gaming Reportable Segment

The Gaming operating segment is a stand-alone operating segment that provides server-based gaming terminals and systems and other products and services to operators in the wide-area gaming industry. This operating segment is individually material and has not been aggregated with any other operating segment. As such, the Gaming operating segment is our Gaming reportable segment.

Note (2) Business and Geographic Segments, page 85

2.              Also, we note the proposed disclosure provided in response to prior comment 3. Please confirm that you will revise to disclose that certain operating segments have been aggregated and to explain which operating segments have been aggregated into a single reportable segment. See ASC 280-10-50-21.

The Company will, in response to the Staff’s comment, include additional disclosure in future filings to more clearly describe the factors used to identify our reportable segments in accordance with ASC 280-10-50-21 that substantially conforms to the language set forth below (additional disclosure in bold):

“We report our operations in three business segments—Printed Products, Lottery Systems, and Gaming—each of which represent our different products and services and each of which is managed by a separate segment executive who reports to our Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”) under applicable accounting standards.  The Printed Products and Lottery Systems business segments represent the aggregation of similar operating segments. Our Printed Products business segment includes our Printed Products and Licensed Properties operating segments. Our Lottery Systems business segment includes our U.S. Lottery Systems, International Lottery Systems, Video Systems and China Lottery operating segments. Our Gaming business segment is comprised solely of the Gaming operating segment. The type of products and services from which each reportable segment derives its revenues is disclosed in Note 1 (Description of the

(3) Note: Confidential treatment has been requested with respect to the information contained within the [***] marking.  Such portions have been omitted from this filing and have been filed separately with the Commission.

Business and Summary of Significant Accounting Policies) to the Consolidated Financial Statements included herein. Certain unallocated expenses managed at the corporate level, comprised primarily of general and administrative costs and other income and expense are not allocated to our reportable segments.”

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses, please contact me at (678) 297-5265.

Very truly yours,

/s/ Jeffrey B. Johnson

Jeffrey B. Johnson
Vice President, Finance, and Chief Accounting Officer

cc:                                Mr. A. Lorne Weil

Chairman and Chief Executive Officer

Mr. Jeffrey S. Lipkin

Senior Vice President and Chief Financial Officer

Mr. Jack B. Sarno

Vice President — Worldwide Legal Affairs